SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Real-Time Analytics and Guidance Solutions Selected by Cablevisión Argentina to Improve Customer Satisfaction, Dated November 5, 2012

99.2	Press Release: NICE Mobile Reach Receives 2012 TMC Labs Innovation Award, Dated November 7, 2012

99.3	Press Release: NICE Inform Wins 2012 Hot Products Award from APCO Public Safety Communications Magazine, Dated November 14, 2012

99.4	Press Release: NICE Advances NG9-1-1 by Collaborating on Multimedia Communications for Speech and Hearing Disabled at NENA’s ICE 5 Forum, Dated November 20, 2012

99.5	Press Release: NICE Receives 2012 Frost & Sullivan Asia Pacific Market Share Leadership Award for Workforce Management, Dated November 21, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: General Counsel
Dated: December 6, 2012

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Real-Time Analytics and Guidance Solutions Selected by Cablevisión Argentina to Improve Customer Satisfaction, Dated November 5, 2012

99.2	Press Release: NICE Mobile Reach Receives 2012 TMC Labs Innovation Award, Dated November 7, 2012

99.3	Press Release: NICE Inform Wins 2012 Hot Products Award from APCO Public Safety Communications Magazine, Dated November 14, 2012

99.4	Press Release: NICE Advances NG9-1-1 by Collaborating on Multimedia Communications for Speech and Hearing Disabled at NENA’s ICE 5 Forum, Dated November 20, 2012

99.5	Press Release: NICE Receives 2012 Frost & Sullivan Asia Pacific Market Share Leadership Award for Workforce Management, Dated November 21, 2012